EXHIBIT 12.1
ARCHSTONE-SMITH TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

	Years Ended December 31,
	2001	2000	1999	1998	1997(1)
Earnings from operations	$175,397	$176,466	$169,339	$134,571	$24,686
Add:
Interest expense	141,907	145,173	121,494	83,350	61,153

Earnings as adjusted	$317,304	$321,639	$290,833	$217,921	$85,839

Fixed charges:
Interest expense	$141,907	$145,173	$121,494	$83,350	$61,153
Capitalized interest	20,294	24,317	31,912	29,942	17,606

Total fixed charges	$162,201	$169,490	$153,406	$113,292	$78,759

Ratio of earnings to fixed charges	2.0	1.9	1.9	1.9	1.1

(1)
Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring Archstone’s REIT and property management companies from Security Capital. Excluding the charge, the ratio of earnings to fixed charges for the year ended December 31, 1997 would be 2.0.